November 8, 2011

Dear Shareholder:

As you may be aware, Crescent Financial Corporation (“Crescent Financial”) and Crescent State Bank entered into an Investment Agreement with Piedmont Community Bank Holdings, Inc. (“Piedmont”) that provides for, among other things, an investment by Piedmont of $75 million into Crescent Financial and the reincorporation of Crescent Financial as a Delaware corporation, to be called Crescent Financial Bancshares, Inc., in each case pursuant to the terms of the Investment Agreement.  The board of directors and the shareholders of Crescent Financial have approved each of these actions.

The Investment Agreement also calls for Piedmont to conduct a tender offer to our shareholders for up to 6,442,105 shares of our common stock at a price of $4.75 per share.  Piedmont commenced the tender offer on November 8, 2011.

After careful consideration of the terms and conditions of the tender offer, the board of directors of Crescent Financial determined to recommend that shareholders accept the tender offer and tender their shares pursuant to the offer. In arriving at its recommendation, the board of directors of Crescent Financial gave careful consideration to a number of factors that are described in the attached Schedule 14D-9.  Also accompanying this letter is a copy of Piedmont’s offer to purchase and related materials, which contain certain terms and conditions of the tender offer.  You are encouraged to review these materials carefully.

Individual circumstances vary and the board’s recommendation does not address, and was not intended to address, specific tax, legal and investment considerations that may impact a shareholder’s decision to tender shares pursuant to the offer.  Shareholders are urged to discuss the tender offer with their own financial, tax, and other advisors and determine whether tendering their shares of Crescent Financial common stock in the tender offer is appropriate in light of their own unique financial position and investment objectives.

By order of the board of directors /s/ James A. Lucas Jr. James A. Lucas, Jr. Chairman of the Board of Directors